TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.

Tofaş Türk Otomobil Fabrikası A.Ş.
GNL. MÜD. LÜK : BÜYÜKDERE CADDDESİ NO. 145 : 34394 ZİNCİRLİKUYU / İSTANBUL
✉ : P.K. 115 34330 LEVENT / İSTANBUL
TELEFON : (212) 275 33 90 (PBX) - 275 29 60 (PBX)
FAX : (212) 275 39 88 - 275 03 57
INTERNET : http//www.tofas.com.tr/
VERGİ DAİRESİ : ÇEKİRGE 846 000 0422

FABRİKA : YALOVA YOLU 10. Km : (16369) BURSA
✉ : P.K. 60 16369 BURSA
TELEFON : (224) 261 03 50 (PBX)
FAX : (224) 255 09 47
Tic. Sic. No: 100324 / 46239

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

04046341

File No. 82-3699

24.11.2004

Re: Information Furnished Pursuant to
<u>Rule 12g3-2(b)(1)(iii)</u>

SUPPL

Ladies and Gentlemen:

In connection with the exemption granted to Tofaş Türk Otomobil Fabrikası A.Ş. (the "Company") from the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to Rule 12g3-2(b) under the Exchange Act (the "Rule"), File No. 82-3699, the Company encloses herewith certain information, furnished pursuant to subsection (1), clause (iii) of the Rule.

Very truly yours,

Enclosure:
1. *Board decisions 2004/15*

dlw 11/30

TOFAŞ
Türk Otomobil Fabrikası A.Ş.

Koç

FIAT

145

TOFAŞ

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision : 27.10.2004

Number of the Decision : 2004/15

Participants :

- Mr. Mustafa V. KOÇ	: Chairman-KOÇ Holding A.Ş.
- Mr. Temel ATAY	: Member -KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI	: Member -KOÇ Holding A.Ş.
- Mr. M.Selçuk GEZDUR	: Member -KOÇ Holding A.Ş.
- Mr. Camillo ROSSOTTO	: Member -FIAT Auto S.p.A.
- Mr. Vincenzo GIANNELLI	: Member -FIAT Auto S.p.A.
- Mr. Fatih EBİÇLİOĞLU	: Auditor
- Mr. Luca MORONI	: Auditor
- Mr. İbrahim YELMENOĞLU	: Auditor

SUBJECT:
Replacement of vacant seats due to resignation of members from our Board of Directors.

Mr. Camillo ROSSOTTO, the member of the Board of our Company has proposed to adopt the following resolution on the resignations from the Board Membership and on replacement thereof.

The resignations of Mr. Gianni CODA, who has been holding the title of Vice-Chairman of the Board of Directors of our Company since 31.03.2004 and Mr. Giorgio FOSSATI, who has been appointed to the Board of Directors of our Company and acting as the member since 18.04.2002 have been approved. The Board of Directors has offered its gratitude to Mr. Gianni CODA and Mr. Giorgio FOSSATI for their successful performances and contributions throughout their term of office.

Upon the proposal of FIAT Auto S.p.A., it has been resolved to appoint Mr. Antonio BENE as the Vice-Chairman of the Board of Directors of our Company due to the vacancy caused by Mr. Gianni CODA, and it has been resolved to appoint Mr. Alfredo ALTAVILLA as the member the Board of Directors of our Company due to the vacancy caused by Mr. Giorgio FOSSATI, and to bring this proposal of assignment to the first General Assembly's approval.

It has been resolved that Mr. Antonio BENE and Mr. Alfredo ALTAVILLA, appointed as the members of the Board of Directors of our Company, will be authorized to represent the Company as the First Degree Signatories pursuant to Turkish Trade Code and relevant regulations and in accordance with the Circular of Signatures of our Company.

MUSTAFA V. KOÇ
Chairman

FEVZİ BÜLENT ÖZAYDINLI
Member

TEMEL ATAY
Member

CAMILLO ROSSOTTO
Member

M. SELÇUK GEZDUR
Member

VINCENZO GIANNELLI
Member